Exhibit 1.1

Canadian Solar Reports
Fourth Quarter 2007 and Year End Results
and 2008 Outlook
2007	Results
•	Q4 net revenues of $127.5 million, a 31% increase over Q3 net revenues of $97.4 million

•	Q4 net income per diluted share of $0.20 compared to Q3 net income per diluted share of $0.02

•	Full year 2007 net revenues of $302.8 million, a 344% increase over full year 2006 net revenues of $68.2 million

•	Q4 shipments of 37.8MW, bringing full year 2007 shipments to 83.5MW, a 542% increase over full year 2006 shipments of 15.4MW
2008	Outlook and Developments
•	Reiterates full year 2008 net revenue guidance of $650-$750 million on shipments of 200-220MW

•	Over 90% of projected 2008 module sales secured by firm contracts

•	Almost all projected 2008 silicon, wafer and cell requirements secured by firm contracts

•	100MW of new solar cell production capacity installed in November 2007 and expected to reach full capacity in Q1 2008

•	New Changshu solar module facility completed on schedule in February 2008, bringing total annual solar module production capacity to 400MW
JIANGSU, China, March 5, 2008 — Canadian Solar Inc. (“the Company,” “CSI,” or “we”) (NASDAQ: CSIQ) today reported its preliminary unaudited US GAAP financial information for the fourth quarter and the year ended December 31, 2007.
Net revenues for the quarter were $127.5 million (including $2.4 million of silicon material sales), compared to net revenues of $24.4 million for the fourth quarter of 2006 (including $8.3 million of silicon materials sales) and $97.4 million for the third quarter of 2007 (including $3.8 million of silicon materials sales). Net income for the quarter was $5.5 million, or $0.20 per diluted share, compared to a net loss of $5.1 million, or $0.21 per diluted share, for the fourth quarter of 2006 and net income of $0.5 million, or $0.02 per diluted share, for the third quarter of 2007. Excluding share-based compensation expenses of $2.2 million, non-GAAP net income for the quarter would have been $7.7 million, or $0.27 per diluted share.
Net revenues for 2007 were $302.8 million, compared to $68.2 million for 2006. Net loss for 2007 was $0.7 million, or $0.02 per diluted share, compared to net loss of $9.4 million, or $0.50 per diluted share, for 2006. Excluding share-based compensation expenses of $9.2 million, non-GAAP net income for 2007 would have been $8.5 million, or $0.31 per diluted share.

Dr. Shawn Qu, Chairman and CEO of CSI, commented: “In Q4, we continued to have strong sales growth, through both our long-term, tier-one distributors and project facilitators and our new partners in targeted geographic territories. Our strategic decision to focus on tier-one distributors and project-based companies has created a robust and sustainable market for our products. The Company ended the year in a much stronger position thanks to increased sales and marketing efforts, key personnel hires, secured silicon supply arrangements, and successful execution of our capacity expansion and vertical integration into solar cell manufacturing. As a result of these initiatives, we were able to outpace the rapidly growing solar industry and increase our market share. We fulfilled our commitment to turn the company around and brought added value to our shareholders through solid top line growth and bottom line improvement, quarter over quarter.”
Dr. Qu continued, “Our ‘trade-mark’ flexible vertical integration model and balanced supply strategy, which includes direct purchasing of cells from select long-term suppliers to supplement our internal cell manufacturing capabilities, enabled us to meet demand, and off-set supply constraints and high pricing experienced in the market during the year. Looking ahead, our prospects remain strong to expand production to meet customer demand in new and existing markets.”
Bing Zhu, CFO of CSI, noted: “We are encouraged by our success in Q4, especially the significant improvement in our net revenues and gross margin. We expect further improvements in our gross margin in 2008 as our annual cell production capacity increases from 100MW to 250MW. Our current cash position, the expected profit and local bank financing are sufficient to support our planned expansion and near term working capital needs. We are committed to maintaining profitability as we expand our operations.”

Revenue by Geography (US $ millions)
	Q407		Q307		Q406		FY07		FY06
Region	Revenue	%	Revenue	%	Revenue	%	Revenue	%	Revenue	%
Europe	124.1	97.3%	93.0	95.5%	11.0	45.0%	286.6	94.6%	52.0	76.2%

Asia	2.9	2.3%	4.4	4.5%	13.4	54.8%	13.6	4.5%	14.2	20.9%

Americas	0.5	0.4%			0.0	0.2%	2.6	0.9%	2.0	2.9%

Total Net Revenue	127.5	100%	97.4	100%	24.4	100%	302.8	100%	68.2	100%

Note:	Asian revenue included $2.4 million of silicon materials sales in the fourth quarter of 2007 and $3.8 million of silicon materials sales in the third quarter of 2007.
Recent Developments
•	Received approximately $73 million net proceeds from a private offering of senior convertible notes in December 2007.
•	Opened a new Changshu solar module facility in February 2008, bringing our total annual solar module production capacity to 400MW.
•	Expansion of our solar cell manufacturing capacity from 100MW to 250MW is on track for completion by the Q3 2008.
•	Phase One of our Luoyang solar ingot and wafer plant is on track for completion in the summer of 2008, providing us with annual solar wafer capacity of 40-60MW.
•	Diversified our silicon wafer supply sources by signing supply contracts with four new suppliers.

Outlook
Dr. Qu continued: “With more than 80MW shipped in 2007 and over 200MW of deliveries forecasted for 2008, CSI is quickly gaining the critical size and economy of scale to establish itself as a long-term player in the solar industry. The severe snowstorms in China at the end of January caused some delays in deliveries from suppliers. CSI management responded by leveraging our strong and diversified supply chain and increased supply from other resources. We believe that we are still on track for quarter over quarter revenue growth and margin improvement. This clearly demonstrates the capability of our management team, our strong relationships with loyal supply partners, and the unique strength of our flexible vertical integration business model.”
Net revenue for the first quarter of 2008 is expected to be in the range of $150-$155 million, with non-GAAP operating income, determined by excluding share based compensation expenses, expected to be in the range of $12 - $12.5 million. Shipments for the first quarter of 2008 are expected to be approximately 40MW, including some tolling business.
Based on current customer orders, market forecasts and supply contracts, we reiterate our forecast for 2008 net revenues of $650-$750 million on shipments of 200-220MW of regular solar modules. We intend to continue our long-term supply chain strategy of combining internal solar wafer and cell production with direct purchasing from a select number of long-term strategic wafer and cell suppliers. The Company believes that it has contractually secured nearly all of its silicon, wafer and cell requirements for 2008 to support its guidance. The Company continues to advance new technologies; including the use of upgraded metallurgical silicon (UMG) based solar module products. The Company expects to ship around 1MW of UMG solar module products in Q1 and aims to ship 30- 40MW of UMG solar module products in the full year 2008.
Looking ahead to 2009, if all of our long-term supplier contracts are fully implemented, we should have access to approximately 200MW of regular polysilicon and wafers. Based on our strong position as a worldwide photovoltaic solar module supplier and the expansion plans of our strategic partners, we believe that we should be able to secure an additional 200MW of regular photovoltaic solar cells, thereby enabling us to produce approximately 400MW of regular photovoltaic solar modules and 100-150MW of UMG products in 2009.
Investor Conference Call / Webcast Details
A conference call has been scheduled for 9:00 p.m. on Wednesday, March 5, 2008 (in Jiangsu). This will be 8:00 a.m. on Wednesday, March 5, 2008 in New York. During the call, time will be set aside for analysts and interested investors to ask questions of senior executive officers of the Company.
The call may be accessed by dialing: +1-866-383-7989 (domestic) or +1-617-597-5328 (international). The passcode to access the call is: 91205021. A replay of the call will be available starting one hour after the call and continuing until 10:00 p.m. on Wednesday, March 12, 2008 (in Jiangsu) or 10:00 a.m. on Wednesday, March 12, 2008 (in New York) at www.csisolar.com and by telephone at +1-888-286-8010 (domestic) or +1-617-801-6888 (international). The passcode to access the replay is: 37681104.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.

Safe Harbor/Forward-Looking Statements
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on May 29, 2007. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc.
Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, except share and per share data and unless otherwise stated)

			12 Months	12 Months
	Q4 2007	Q4 2006	2007	2006
Net Revenues:
Net Revenues — Product	122,952	24,371	298,291	68,144
Net Revenues — Others	4,507	—	4,507	68

Total Net Revenues	127,459	24,371	302,798	68,212

Cost of Revenues:
Cost of Revenues — Product	109,164	24,271	275,335	55,804
Cost of Revenues — Others	3,687	—	3,687	68

Total Cost of Sales	112,851	24,271	279,022	55,872

Gross Profit	14,608	100	23,776	12,340
Operating Expenses:
Selling Expenses	2,971	1,233	7,531	2,909
General and Administrative Expenses	5,924	3,409	17,302	7,924
Research and Development Expenses	321	315	998	398

Total Operating Expenses	9,216	4,957	25,831	11,231

Income/(loss) from operations	5,392	(4,857)	(2,055)	1,109
Other Income (Expenses):
Interest Expenses	(1,423)	(213)	(2,367)	(2,193)
Interest Income	166	272	562	363
Loss on Change in Fair Value of Derivatives	—	—	—	(6,997)
Loss on Change in Fair Value of Instruments Related to Convertible Notes	—	—	—	(1,190)
Tax Refund for Reinvestment	925	—	925	—
Others — Net	727	(77)	2,443	(90)

Income (Loss) before Taxes	5,787	(4,875)	(492)	(8,998)
Income Taxes	(249)	(230)	(172)	(432)

Net Income (Loss)	5,538	(5,105)	(664)	(9,430)

Basic Earning (Loss) per Share	0.20	(0.21)	(0.02)	(0.50)
Basic Weighted Average Outstanding Shares	27,297,428	24,120,000	27,283,305	18,986,498
Diluted Earning (Loss) per Share	0.20	(0.21)	(0.02)	(0.50)
Diluted Weighted Average Outstanding Shares	28,130,379	24,120,000	27,283,305	18,986,498

Canadian Solar Inc.
Reconciliation of US GAAP Gross Profit, Operating Income (Loss) and Net Income (Loss) to
Non-US GAAP Gross Profit, Operating Income (Loss) and Net Income (Loss)
(Unaudited)
Use of Non-GAAP Financial Information
To supplement its condensed consolidated financial statements presented in accordance with GAAP, CSI uses the following measures as defined as non-GAAP financial measures by the SEC: adjusted gross profit, adjusted operating income (loss) and adjusted net income (loss), each excluding share-based compensation and other one-time non-cash charges, expenses or gains, which we refer to as special items. CSI believes that non-GAAP adjusted gross profit, adjusted operating income (loss) and adjusted net income (loss) measures indicate the company’s baseline performance before subtracting those charges. In addition, these non-GAAP measures are among the primary indicators used by the management as a basis for its planning and forecasting of future periods. The presentation of these non-GAAP measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

		Q4 2007			Q4 2006
	Gross	Operating	Net	Gross	Operating	Net
	Profit	Income	Income	Profit	Income	Income
		(Loss)	(Loss)		(Loss)	(Loss)

US GAAP Profit (Loss)	14,608	5,392	5,538	100	(4,857)	(5,105)
Share-based Compensation	90	2,181	2,181	72	2,651	2,651
Convertible Note Charge	—	—	—	—	—	—
Total Special Items	90	2,181	2,181	72	2,651	2,651
Non-US GAAP Profit (Loss)	14,698	7,573	7,719	172	(2,206)	(2,454)
Non-US GAAP Earning (Loss) per Diluted Share			0.27			(0.10)
Adjusted Gross Margin			11.53%			0.71%
Adjusted Operating Margin			5.94%			(9.05)%

		12 Months 2007			12 Months 2006
	Gross	Operating	Net	Gross	Operating	Net
	Profit	Income	Income	Profit	Income	Income
		(Loss)	(Loss)		(Loss)	(Loss)

US GAAP Profit (Loss)	23,776	(2,055)	(664)	12,340	1,109	(9,430)
Share-based Compensation	253	9,200	9,200	169	6,145	6,145
Convertible Note Charge	—	—	—			8,893
Total Special Items	253	9,200	9,200	169	6,145	15,038
Non-US GAAP Profit (Loss)	24,029	7,145	8,536	12,509	7,254	5,608
Non-US GAAP Earning (Loss) per Diluted Share			0.31			0.28
Adjusted Gross Margin			7.94%			18.34%
Adjusted Operating Margin			2.45%			10.63%
Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company’s operating results, excluding special items.

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

	December 31	December 31
	2007	2006
ASSETS
Current assets:
Cash and Cash Equivalents	37,667	40,911
Restricted Cash	1,626	825
Accounts Receivable, Net	58,637	17,344
Inventories	70,921	39,700
Value-added Tax Recoverable	12,247	2,281
Advances to Suppliers	32,847	13,484
Prepaid and Other Current Assets	9,705	2,398

Total Current Assets	223,650	116,943

Property, Plant and Equipment, Net	51,897	7,910
Intangible Assets	136	39
Prepaid Lease Payments	1,205	1,103
Deferred Tax Assets — Non-current	3,958	3,639
Long-term Deferred Expenses	3,296	—

TOTAL ASSETS	284,142	129,634

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities:
Short-term Borrowings	40,374	3,311
Accounts Payable	8,251	6,874
Other Payables	6,153	993
Advances from Suppliers and Customers	1,962	3,225
Income Tax Payable	143	112
Amounts Due to Related Parties	209	149
Other Current Liabilities	2,121	1,191

Total Current Liabilities	59,213	15,855

Accrued Warranty Costs	3,879	875
Provision for Uncertain Tax Issue	2,279	—
Long-term Debt	17,866	—
Convertible Notes	75,000	—

TOTAL LIABILITIES	158,237	16,730

Stockholders’ Equity:
Common Shares	97,454	97,302
Additional Paid-in-capital	26,534	17,334
Accumulated Deficit	(4,060)	(2,783)
Accumulated Other Comprehensive Income	5,977	1,051

TOTAL STOCKHOLDERS’ EQUITY	125,905	112,904

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	284,142	129,634

For more information, please contact:
In Jiangsu, P.R. China
   Bing Zhu, Chief Financial Officer
   Canadian Solar Inc.
   Tel:     +86-512-6269-6755
   Email: ir@csisolar.com
In the U.S.
   Gerrard Lobo
   The Ruth Group
   Tel:     +1-646-536-7023
   Email: globo@theruthgroup.com